UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Name of Issuer)
Common Shares, par value US$0.004 Per Share
(Title of Class of Securities)
81663 N206
(CUSIP Number)
Yu QIAN
Legal Counsel
Datang Telecom Technology & Industry Holdings Co., Ltd.
No. 40 Xueyuan Road
Beijing 100191, China
Telephone: +86 10 62302593

With a copy to:

Lorna CHEN, Esq.
Shearman & Sterling LLP
c/o 12th Floor, Gloucester Tower
15 Queen’s Road
Central, Hong Kong
(852) 2978-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 81663N206
1		NAME OF REPORTING PERSONS Datang Telecom Technology & Industry Holdings Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 798,770,185[1]
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 798,770,185
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,770,185
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%[2]
14		TYPE OF REPORTING PERSON (See Instructions) CO

1 Consists of: (i) 797,996,122 shares of common stock, par value US$0.004 each (the “Common Stock”), of Semiconductor Manufacturing International Corporation (the “Issuer”); (ii) 477,188 shares of Common Stock issuable upon the exercise of options held by Mr. Chen Shanzhi within 60 days from the date hereof; (iii) 162,656 shares of restricted share units of the Issuer held by Mr. Chen Shanzhi; (iv) 72,344 shares of Common Stock issuable upon the exercise of options held by Mr. Tong Guohua within 60 days from the date hereof; (v) 61,875 shares of restricted share units of the Issuer held by Mr. Tong Guohua.

2 This calculation is rounded to the nearest tenth and is based on 4,931,330,787 shares of Common Stock of the Issuer outstanding as of April 26, 2018.

SCHEDULE 13D/A
CUSIP No. 81663N206
1		NAME OF REPORTING PERSONS Datang Holdings (Hongkong) Investment Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 798,770,185[3]
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 798,770,185
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,770,185
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%[4]
14		TYPE OF REPORTING PERSON (See Instructions) CO

3 Consists of:  (i) 797,996,122 shares of common stock, par value US$0.004 each, of the Issuer; (ii) 477,188 shares of Common Stock issuable upon the exercise of options held by Mr. Chen Shanzhi within 60 days from the date hereof; (iii) 162,656 shares of restricted share units of the Issuer held by Mr. Chen Shanzhi; (iv) 72,344 shares of Common Stock issuable upon the exercise of options held by Mr. Tong Guohua within 60 days from the date hereof; and (v) 61,875 shares of restricted share units of the Issuer held by Mr. Tong Guohua.

4 This calculation is rounded to the nearest tenth and is based on 4,931,330,787 shares of Common Stock of the Issuer outstanding as of April 26, 2018.

Item 1.  Security and Issuer

This Amendment No. 17 (this “Amendment”) amends the Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on  November 17, 2008,  as previously amended by Amendment No. 1 filed on January 5, 2009, Amendment No. 2 filed on January 20, 2012, Amendment No. 3 filed on September 19, 2012, Amendment No. 4 filed on December 20, 2013, Amendment No. 5 filed on May 30, 2014, Amendment No. 6 filed on June 6, 2014, Amendment No. 7 filed on June 13, 2014, Amendment No. 8 filed on August 27, 2014, Amendment No. 9 filed on November 24, 2014, Amendment No. 10 filed on November 26, 2014, Amendment No. 11 filed on February 5, 2015, Amendment No. 12 filed on May 29, 2015, Amendment No. 13 filed on June 12, 2015, Amendment No. 14 filed on July 8, 2015, Amendment No. 15 filed on November 27, 2015 and Amendment No. 16 filed on March 16, 2017, respectively (the “Original Schedule 13D”), with respect to the common stock, par value US$0.004 per share (the “Common Stock”), of Semiconductor Manufacturing International Corporation (“SMIC” or the “Issuer”), a company incorporated in the Cayman Islands, having its principal executive offices at 18 Zhangjiang Road, Pudong New Area, Shanghai 201203, People’s Republic of China. Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 2.  Identity and Background

The Item 2 is hereby amended in its entirety as follows:

(a) — (c); (f) This Amendment is being filed by (i) Datang Telecom Technology & Industry Holdings Co., Ltd., a corporation organized under the laws of the People’s Republic of China (“Datang”), and (ii) Datang Holdings (Hongkong) Investment Company Limited, a corporation organized under the laws of Hong Kong (the “HKCo”). Datang and HKCo are hereinafter referred to, collectively the “Reporting Persons” and each a “Reporting Person”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint amendment to Schedule 13D. Datang’s principal office address is No. 40 Xueyuan Road, 100191, Beijing, People’s Republic of China. The principal business of Datang is technology development and innovation in mobile telecommunication and chip design. HKCo’s principal office address is 18th Floor, Edinburgh Tower, the Landmark, 15 Queen’s Road, Central, Hong Kong. The principal business of HKCo is investment holdings.

Schedule A below lists the executive officers and directors of Datang and contains the information concerning each person including: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship:

Schedule A
Name	Citizenship	Present Principal Occupation or Employment	Business Address
Tong Guohua	Chinese	Executive Director & President	No. 40 Xueyuan Road, 100191, Beijing, China

Huang Zhiqin	Chinese	Senior Vice President	No. 40 Xueyuan Road, 100191, Beijing, China

Chen Shanzhi	Chinese	Senior Vice President	No. 40 Xueyuan Road, 100191, Beijing, China

(d) — (e) During the past five years, neither Datang nor, to the best of its knowledge, any person named in Schedule A above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule B below lists the executive officers and directors of HKCo and contains the information concerning each person including: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship:

Schedule B

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Guo Guangli	Chinese	Director—HKCo	No. 40 Xueyuan Road, 100191, Beijing, China

(d) — (e) During the past five years, neither HKCo nor, to the best of its knowledge, any person named in Schedule B above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Item 3 is hereby amended in its entirety as follows:

On November 6, 2008, the Issuer and Datang entered into a share purchase agreement (the “2008 SPA”), pursuant to which Datang purchased on December 24, 2008 an aggregate of 3,699,094,300 shares of Common Stock (the “2008 Subscription”). The 2008 SPA provides that in the event that the Issuer proposes to issue any new shares of Common Stock, any shares convertible into or exchangeable into Common Stock or any warrants or other rights to subscribe for Common Stock of the Issuer following the 2008 Subscription, Datang shall have the pre-emptive right to purchase equity securities of the Issuer to enable Datang to hold after such issuance a pro rata portion of the Common Stock equal to the percentage of the issued share capital of the Issuer then beneficially owned by Datang prior to such issuance. On August 22, 2014, the Issuer, Datang and HKCo entered into a supplemental agreement (the “2014 Supplemental Agreement”) to amend the pre-emptive rights provisions in the 2008 SPA. Pursuant to the 2014 Supplemental Agreement, the pro rata portion of relevant securities that Datang or HKCo is entitled to subscribe will be determined in accordance with the percentage of the issued share capital of the Issuer then beneficially owned by Datang (together with the HKCo) immediately prior to the Issuer’s entry into the agreement or agreements for the transaction involving the issuance of such relevant securities, provided that Datang and HKCo maintain an ownership interest equal to at least 1,849,547,150 shares of Common Stock (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Issuer.

On July 8, 2010, J.P. Morgan Securities (Asia Pacific) Limited and the Royal Bank of Scotland N.V., Hong Kong Branch entered into a placing agreement with the Issuer to place 1.5 billion new shares of Common Stock of the Issuer to certain independent third parties. Subsequent to the Issuer’s placement of 1.5 billion new shares of Common Stock in July 2010, on August 16, 2010 Datang entered into a subscription agreement (the “2010 SPA”) with the Issuer pursuant to which Datang purchased through HKCo on November 16, 2010 a total of 1,528,038,461 shares of Common Stock, including 269,730,844 shares pursuant to its pre-emptive right under the 2008 SPA and 1,258,307,617 new shares in addition to such shares.

On April 18, 2011, the Issuer entered into a subscription agreement with Country Hill Limited (“CIC”), a wholly-owned subsidiary of China Investment Corporation, pursuant to which the Issuer issued to CIC on June 3, 2011 (i) 360,589,053 convertible preferred shares, par value US$0.0004 each, (the “Convertible Preferred Shares”) at a price of HK$5.39 per Convertible Preferred Share, and (ii) a warrant to purchase up to 72,117,810 Convertible Preferred Shares at an exercise price of HK$5.39 per Convertible Preferred Share, as disclosed in the Schedule 13D filed by CIC on June 13, 2011. Pursuant to a further subscription agreement dated May 5, 2011 (the “2011 SPA”) and a warrant agreement dated September 16, 2011 (the “2011 Warrant Agreement”) entered into by Datang with the Issuer, Datang purchased through HKCo on September 16, 2011 (i) 84,956,858 Convertible Preferred Shares at a price of HK$5.39 per Convertible Preferred Share; and (ii) a warrant to purchase 16,991,371 Convertible Preferred Shares at an exercise price of HK$5.39 per Convertible Preferred Share (the “Warrant”) pursuant to its pre-emptive right under the 2008 SPA. Pursuant to the 2011 SPA, Datang’s Convertible Preferred Shares were mandatorily converted into Common Stock at the then applicable conversion rate on June 4, 2012. Pursuant to the 2011 Warrant Agreement, the Warrants terminated and became void as of 11:59 p.m., Hong Kong time, June 4, 2012.

On November 7, 2013, the Issuer issued US$200,000,000 zero coupon convertible bonds due 2018 (the “Convertible Bonds”) which were offered and sold to six or more independent placees and have been listed on the Singapore Exchange Securities Trading Limited on November 8, 2013. The conversion price will initially be HK$0.7965 per share of Common Stock with a fixed exchange rate of HK$7.7532 =US$1.00. The conversion price will be subject to adjustment for consolidation, subdivision or reclassification of shares of Common Stock, capitalization of profits or reserves, distribution, rights issue of shares of Common Stock or options over shares of Common Stock, rights issues or other securities (other than shares or options), issue of securities at below the current market price, modification of rights of conversion and other offers to shareholders, subject to the terms and conditions of the Convertible Bonds.

On December 18, 2013, pursuant to its pre-emptive right under the 2008 SPA, Datang and the Issuer entered into a subscription agreement (the “2013 SA”), pursuant to which Datang agrees to subscribe US$ 54,600,000 principal amount of Convertible Bonds at a price equivalent to the issue price of the placed Convertible Bonds and on the same terms as the terms and conditions of the placed Convertible Bonds (the “2013 CB Subscription”). The 2013 CB Subscription was completed on May 29, 2014. On November 24, 2014 and November 25, 2014, Datang disposed of US$ 54,600,000 principal amount of Convertible Bonds in the open market.

On June 4, 2014, the Issuer, HKCo, Deutsche Bank AG, Hong Kong Branch and J.P. Morgan Securities (Asia Pacific) Limited entered into a placing and subscription agreement (the “2014 Placing and Subscription Agreement”). Pursuant to the 2014 Placing and Subscription Agreement, HKCo agreed to appoint Deutsche Bank AG, Hong Kong Branch and J.P. Morgan Securities (Asia Pacific) Limited as placing agents, and such placing agents agreed to use their best efforts to place 2,590,000,000 shares of Common Stock held by HKCo during the placing period which commenced upon the execution of the 2014 Placing and Subscription Agreement and terminated at 7:30 p.m. (Hong Kong time) on June 5, 2014, at the placing price of HK$0.60 per share of Common Stock. This transaction was completed on June 9, 2014.

In addition, pursuant to the 2014 Placing and Subscription Agreement, HKCo agreed to subscribe for, and the Issuer agreed to allot and issue to HKCo, 2,590,000,000 shares of Common Stock at the subscription price of HK$0.60 per share of Common Stock (the “2014 Subscription”). At the completion of the 2014 Subscription, HKCo shall pay the Issuer the aggregate of the HK$0.60 multiplied by 2,590,000,000 less the commissions relating to the placing described above paid to the placing agents by HKCo as set out in the 2014 Placing and Subscription Agreement and the costs and expenses properly incurred by HKCo in relation to the placing described above and/or the 2014 Subscription. The purpose of the transactions contemplated by the 2014 Placing and Subscription Agreement was to assist the Issuer raising funds. The 2014 Subscription was completed on June 12, 2014.

On August 22, 2014, the Issuer and HKCo entered into a subscription agreement (the “2014 SPA”), pursuant to which, on and subject to the terms thereof, the Issuer conditionally agreed to issue, and HKCo conditionally agreed to subscribe for, 669,468,952 shares of Common Stock at the subscription price of HK$0.60 per share of Common Stock pursuant to its pre-emptive right under the 2008 SPA and the 2014 Supplemental Agreement. The subscription by HKCo of such shares was completed on November 21, 2014.

On June 24, 2014, the Issuer issued US$95,000,000 principal amount of Convertible Bonds which were offered and sold to J.P. Morgan Securities plc and Deutsche Bank AG, Hong Kong Branch and have been listed on the Singapore Exchange Securities Trading Limited. On August 22, 2014, the Issuer and HKCo entered into a subscription agreement (the “2014 CBPA”), pursuant to which, on and subject to the terms thereof, the Issuer conditionally agreed to issue, and HKCo conditionally agreed to subscribe for, Convertible Bonds in an aggregate principal amount of US$22,200,000 for a total cash consideration of US$22,533,000 pursuant to its pre-emptive right under the 2008 SPA and the 2014 Supplemental Agreement, based on terms and conditions that are substantially the same as the Convertible Bonds issued in June 2014. The conversion price will initially be HK$0.7965 per share of Common Stock, but will be subject to adjustment, with a fixed exchange rate ofHK$7.7532 = US$1.00. The subscription by HKCo of such Convertible Bonds was completed on December 4, 2014. On May 19, 2015, HKCo sold such US$22,200,000 Convertible Bonds for US$25,641,000 through open market.

From May 21, 2015 through May 27, 2015, HKCo sold an aggregate of 179,000,000 shares of Common Stock at a total consideration of HK$155,546,400 through open market.

On June 11, 2015, the Issuer and HKCo entered into a share purchase agreement (the “2015 SPA”), pursuant to which, on and subject to the terms thereof, the Issuer conditionally agreed to issue, and HKCo conditionally agreed to subscribe for, 961,849,809  shares of Common Stock at the subscription price of HK$0.6593 per share of Common Stock.  The subscription by HKCo of such shares was completed on October 9, 2014.

From July 8, 2015 through October 9, 2015, HKCo sold an aggregate of 423,000,000 shares of Common Stock at a total consideration of HK$304,323,812.5 through open market and bought 80,404,000 shares of Common Stock at a total consideration of HK$57,002,930.0.

In November 2015 and January 2016, HKCo purchased an aggregate of 380,000,000 shares of Common Stock at a total consideration of approximately HK$290 million through open market.  In January 2016, HKCo sold 100,000,000 shares of Common Stock at HK$79 million through open market.  Since then up to the date of this filing, Datang and HKco did not buy or sell any shares of Common Stock.

In December 2016, as a result of the Issuer’s consolidation of every 10 shares of its Common Stock into one share of Common Stock, the number of shares held by HKCo was changed from 7,979,961,231 to 797,996,122 (not including shares held by Mr. Chen Shanzhi).

Prior to March 3, 2017, the Issuer’s total issued and outstanding Common Stock increased as a result of the exercising of certain stock options and conversion of certain convertible bonds into Common Stock, which caused the percentage of shares held by HKCo to become 17.2% as of March 3, 2017, representing a decrease of 1.1% as compared to the percentage disclosed on the Form 13D Amendment 15 jointly filed by Datang and HKCo on November 27, 2015.

On December 6, 2017, pursuant to a placing agreement, dated November 29, 2017, entered into by and among the Issuer, J.P. Morgan Securities plc and Deutsche Bank AG, Hong Kong Branch, as joint placing agents, the Issuer issued 241,418,625 ordinary shares to certain third party investors, representing approximately 4.92% of the issued share capital of the Issuer as enlarged by the issue, at the price of HK$10.65 per share.  On December 14, 2017, pursuant to a perpetual subordinated convertible securities subscription agreement, dated November 29, 2017, entered into by and among the Issuer and Barclays Bank PLC, Deutsche Bank AG, Hong Kong Branch and J.P. Morgan Securities Plc, as joint managers, the Issuer issued perpetual subordinated convertible securities (“PSCS”) to certain third party investors in the aggregate principal amount of US$65 million.  As a result, the shareholding of Datang and HKCo in the Issuer was diluted from approximately 17.1% immediately prior to the transactions to approximately 16.2% immediately after the transactions.

On April 23 2018, pursuant to the pre-emptive right under the 2018 SPA and the 2014 Supplemental Agreement, Datang, HKCo and the Issuer entered into a share subscription agreement (the “2018 SPA”) and a PSCS subscription agreement (“Datang PSCS Subscription Agreement”).  Pursuant to the 2018 SPA, the Issuer conditionally agreed to issue, and Datang, through HKCo, conditionally agreed to subscribe for, 61,526,473 shares of Common Stock of the Issuer, representing approximately 1.25% of the total issued share capital of the Issuer as at the date of the 2018 SPA, for a cash consideration of HK$10.65 per share, totaling HK$655,256,937.45.  Pursuant to the Datang PSCS Subscription Agreement, the Issuer conditionally agreed to issue, and Datang, through HKCo, conditionally agreed to subscribe for, the PSCS in an aggregate principal amount of US$200 million for a total cash consideration of US$200 million (“Datang PSCS”). The Datang PSCS are convertible into 122,118,935 shares of Common Stock of the Issuer, representing approximately 2.42% of the issued share capital of the Issuer as enlarged by and assuming full conversion of the Datang PSCS. The conversion price is HK$12.78 per share, subject to adjustment.

The completion of the 2018 SPA and the Datang PSCS Subscription Agreement are subject to certain governmental approvals and the approval of the independent shareholders of the Issuer. The source of funds for the 2018 SPA and the Datang PSCS Subscription Agreement is proposed to be from issue of preference shares by the HKCo to certain subscriber.

The description of the 2008 SPA, 2010 SPA, 2011 SPA, 2011 Warrant Agreement, 2013 SA, 2014 Placing and Subscription Agreement, 2014 SPA, 2014 CBPA, 2014 Supplemental Agreement, 2015 SPA, 2018 SPA and the PSCS Subscription Agreement is a summary and is qualified in its entirety by the terms of such agreements, copies of which are incorporated by reference as described in Exhibits A, B, C, D, F , G, H, I , J, K, L and M, respectively, to this Amendment, and each of which is incorporated by reference into this Item 3.

Item 4.  Purpose of Transaction

Item 4 is hereby amended in its entirety as follows:

The information set forth in Item 3 of this Amendment is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable, subject to applicable law, to benefit from changes in market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, subject to the limitations set forth in applicable law, the Reporting Persons’ modifying their ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D instructions.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

(a) — (b) As of the date of this Amendment, Datang may be deemed to have (i) beneficial ownership and (ii) shared power with HKCo to vote or direct to vote, and shared power with HKCo to dispose or direct disposition of, 798,510,965 shares of Common Stock, representing 16.2% of the outstanding Common Stock on an as-converted basis. Datang may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because HKCo, the record owner of the Common Stock, is Datang’s wholly-owned subsidiary.

As of the date of this Amendment, HKCo may be deemed to have (i) beneficial ownership and (ii) shared power with Datang to vote or direct to vote, and shared power with Datang to dispose or direct disposition of, 798,510,965 shares of Common Stock, representing 16.2% of the outstanding Common Stock on an as-converted basis.  HKCo may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because HKCo is the record owner of the Common Stock.

Chen Shanzhi, as a senior vice president of Datang, owns (i) 162,656 restricted shares units each representing the right to receive one share of Common Stock and (ii) options to acquire 477,188 shares of Common Stock of the Issuer, both granted under the Issuer’s equity incentive plans. All compensation received by Mr. Chen resulting from his service with Datang is to be submitted to Datang and HKCo.  As a result, Datang and HKCo may be deemed to beneficially own the 162,656 restricted share units granted to Mr. Chen and the 477,188 shares of Common Stock that are currently exercisable or exercisable within 60 days of the date hereof upon the exercise of stock options issued to Mr. Chen.

Tong Guohua, as an executive director and the president of Datang, owns (i) 61,875 restricted shares units each representing the right to receive one share of Common Stock and (ii) options to acquire 72,344 shares of Common Stock of the Issuer, both granted under the Issuer’s equity incentive plans. All compensation received by Mr. Tong resulting from his service with Datang is to be submitted to Datang and HKCo.  As a result, Datang and HKCo may be deemed to beneficially own the 61,875 restricted share units granted to Mr. Tong and the 72,344 shares of Common Stock that are currently exercisable or exercisable within 60 days of the date hereof upon the exercise of stock options issued to Mr. Tong.

 (c) None of the Reporting Persons nor, to their best knowledge, any of the persons set forth on Schedule A and Schedule B above, has effected any transaction in Common Stock during the past sixty (60) days.

(d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Datang and HKCo.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities

Item 6 is hereby amended in its entirety as follows:

The information disclosed in Items 3 through 5 above is incorporated herein by reference.

On January 20, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this Joint Filing Agreement is attached hereto as Exhibit E and is incorporated herein by reference.

On November 20, 2014, HKCo pledged 1,800,000,000 shares of Common Stock to Industrial and Commercial Bank of China (Asia) Limited (“ICBC Asia”) to secure its one-year bank borrowing of RMB460,000,000 from ICBC Asia (the “Share Pledge”).  On November 24, 2015, we were notified by ICBC Asia that the Share Pledge has been released. To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exh. No.	Document

A
Share Purchase Agreement, dated November 6, 2008, by and between Semiconductor Manufacturing International Corporation and Datang Telecom Technology & Industry Holdings Co., Ltd. with respect to the acquisition of 3,699,094,300 shares of Common Stock (incorporated by reference to Exhibit 99.1 to the Issuer’s current report on Form 6-K filed on November 17, 2008).

B
Subscription Agreement, dated August 16, 2010, by and between Semiconductor Manufacturing International Corporation and Datang Telecom Technology & Industry Holdings Co., Ltd. with respect to the acquisition of 1,528,038,461 shares of Common Stock (incorporated by reference to Exhibit B to Datang’s Schedule 13D filed on November 26, 2010).

C
Share Subscription Agreement, dated May 5, 2011, by and between Semiconductor Manufacturing International Corporation and Datang Holdings (Hongkong) Investment Company Limited with respect to the acquisition of 84,956,858 Convertible Preferred Shares and a warrant to purchase 16,991,371 Convertible Preferred Shares (incorporated by reference to Exhibit C to Datang’s Amendment No. 2 to Schedule 13D filed on January 20, 2012).

D
Warrant Agreement, dated September 16, 2011, by and between Semiconductor Manufacturing International Corporation and Datang Holdings (Hongkong) Investment Company Limited with respect to the issuance of a warrant to purchase 16,991,371 Convertible Preferred Shares (incorporated by reference to Exhibit D to Datang’s Amendment No. 2 to Schedule 13D filed on January 20, 2012).

E
Joint Filing Agreement, dated January 20, 2012, by and between Datang Telecom Technology & Industry Holdings Co., Ltd. and Datang Holdings (Hongkong) Investment Company Limited with respect to the joint filing of Schedule 13D/A (incorporated by reference to Exhibit E to Datang’s Amendment No. 2 to Schedule 13D filed on January 20, 2012).

F
Subscription Agreement, dated December 18, 2013, by and between Semiconductor Manufacturing International Corporation and Datang Holdings (Hongkong) Investment Company Limited with respect to subscription of US$54,600,000 principal amount of Convertible Bonds (incorporated by reference to Exhibit F to Datang’s Amendment No. 4 to Schedule 13D filed on December 20, 2013).

G
Placing and Subscription Agreement, dated June 4, 2014, by and among Semiconductor Manufacturing International Corporation, Datang Holdings (Hongkong) Investment Company Limited, Deutsche Bank AG, Hong Kong Branch and J.P. Morgan Securities (Asia Pacific) Limited with respect to the sale of 2,590,000,000 shares of Common Stock and the subscription of 2,590,000,000 shares of Common Stock (incorporated by reference to Exhibit G to Datang’s Amendment No. 6 to Schedule 13D filed on June 6, 2014).

H
Subscription Agreement, dated August 22, 2014, by and between Semiconductor Manufacturing International Corporation and Datang Holdings (Hongkong) Investment Company Limited with respect to subscription of 669,468,952 shares of Common Stock (incorporated by reference to Exhibit H to Datang’s Amendment No. 8 to Schedule 13D filed on August 27, 2014).

I
Subscription Agreement, dated August 22, 2014, by and between Semiconductor Manufacturing International Corporation and Datang Holdings (Hongkong) Investment Company Limited with respect to subscription of US$22,200,000 principal amount of Convertible Bonds (incorporated by reference to Exhibit I to Datang’s Amendment No. 8 to Schedule 13D filed on August 27, 2014).

J
Supplemental Agreement to the Datang Share Purchase Agreement dated 6 November 2008, dated August 22, 2014, by and among Semiconductor Manufacturing International Corporation, Datang Telecom Technology & Industry Holdings Co., Ltd. and Datang Holdings (Hongkong) Investment Company Limited (incorporated by reference to Exhibit J to Datang’s Amendment No. 8 to Schedule 13D filed on August 27, 2014).

K
Subscription Agreement, dated June 11, 2015, by and between Semiconductor Manufacturing International Corporation and Datang Holdings (Hongkong) Investment Company Limited with respect to subscription of 961,849,809 shares of Common Stock (incorporated by reference to Exhibit K to Datang’s Amendment No. 13 to Schedule 13D filed on June 12, 2015).

L
Subscription Agreement, dated April 23, 2018, by and among Semiconductor Manufacturing International Corporation, Datang Telecom Technology & Industry Holdings Co., Ltd. and Datang Holdings (Hongkong) Investment Company Limited with respect to subscription of 61,526,473 shares of Common Stock.

M
Subscription Agreement, dated April 23, 2018, by and among Semiconductor Manufacturing International Corporation, Datang Telecom Technology & Industry Holdings Co., Ltd. and Datang Holdings (Hongkong) Investment Company Limited with respect to subscription of US$200,000,000 2% perpetual subordinated convertible securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2018	Datang Telecom Technology & Industry Holdings Co., Ltd.

	By:	/s/ Guo Guangli
	Name:	Guo Guangli
	Title:	Authorized Representative

Datang Holdings (Hongkong) Investment Company Limited

	By:	/s/ Guo Guangli
	Name:	Guo Guangli
	Title:	Authorized Representative